UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39947

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

CA HEALTHCARE ACQUISITION CORP.

(Full Name of Registrant)

___________________

(Former Name if Applicable)

99 Summer Street Suite 200

Address of Principal Executive Office

Boston, MA 02110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

CA Healthcare Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”), which expressed the Staff’s view regarding the appropriate accounting treatment for many warrants issued by SPACs.. Following review of the SEC Statement, the Company reevaluated the accounting treatment of its public and private placement warrants as equity, and concluded that, based on the SEC Staff Statement, the Company’s public and private placement warrants should be classified as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is currently preparing its financial statements as of and for the fiscal quarter ended March 31, 2021. Although the Company has worked diligently to complete the Q1 2021 Form 10-Q, the Company’s independent public accountants have advised the Company that they will be unable to complete the review required by Rule 10-01(d) of Regulation S-X by the applicable due date of May 17, 2021. Accordingly, the Company will be unable to timely file the Q1 2021 Form 10-Q without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry J. Neiterman	617	314-3901
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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CA HEALTHCARE ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By: /s/ Larry J. Neiterman
Larry J. Neiterman
Chief Executive Officer

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